May 11, 2015

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549

Re:	Kennametal Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed August 13, 2014
File Number: 001-05318

Dear Mr. Vaughn:

In response to your April 27, 2015 letter containing comments regarding the above-referenced Exchange Act filing, we have addressed your comments in the following response. To assist in your review of this response, we have presented it in the same format as provided in your original letter with our applicable response following each comment.

Should you or any member of the Staff have any additional questions or comments regarding our response or the applicable filing, please feel free to contact me at 724-539-5826.

Sincerely,

/s/ Martha Fusco

Martha Fusco
Interim Chief Financial Officer
Vice President Finance and Corporate Controller

Mr. Kevin L. Vaughn
May 11, 2015

Form 10-K for the Fiscal Year Ended June 30, 2014

Note 19. Segment Data, page 57

1.
We note your response to our prior comments 1 and 2. We note that your Chief Operating Decision Maker (CODM) is provided an income statement overview by business unit and that your CODM holds team meetings with your functional leaders and segment managers for the Industrial and Infrastructure segment. In order to assist us with our evaluation of how you considered the guidance in FASB ASC 280, please address the following comments:

•	Please provide to us the names of your business units and a summary of how these business units are structured. Discuss who manages the business units and describe their role with the company.

Response
Our business units were structured in the following manner as of June 30, 2014:

Segment Business Unit	Manager
Industrial Segment:	Jeswant Gill - Vice President and Executive Vice President, Industrial Segment (segment manager)
Kennametal Tooling	Gerald Goubau - Vice President, Kennametal Tooling (business unit manager)
WIDIA	Bernie McConnell - Vice President, WIDIA Product Group (business unit manager)
KMT Stellram (TMB entity)**	John Tucker - Integration Manager **
Infrastructure Segment:	Frank Simpkins, Vice President and Chief Financial Officer, Interim Vice President and Executive Vice President, Infrastructure Segment (segment manager)
Surface Technologies	Jim Kohosek - Vice President and General Manager, Surface Technologies (business unit manager)
Engineered Components	Francois Baril - Vice President and General Manager, Engineered Components (business unit manager)
Earth Cutting Tools	Eric Gentis - Vice President and General Manager, Earth Cutting Tools (business unit manager)
Stellite**	Simone Pratesi - Managing Director, Kennametal Stellite (business unit manager) **
KMT Firth Sterling (TMB Entity)**	John Tucker - Integration Manager **
**As of June 30, 2014, operations recently acquired in the Stellite and Tungsten Materials Business (TMB) acquisitions were not yet fully integrated and therefore financial information for these operations continued to be tracked separately. The TMB businesses were managed by John Tucker in his role as Integration Manager through June 30, 2014, and were fully integrated into existing Kennametal business units, namely Kennametal Tooling (KMT Stellram) and Surface Technologies and Engineered Components (KMT Firth Sterling) beginning on July 1, 2014. The Stellite business was managed by Simone Pratesi, Managing Director, Kennametal Stellite, until the business was fully integrated into the existing Surface Technologies and Engineered Components business units on July 1, 2014.

Each of the business units belong to either the Industrial Segment or the Infrastructure Segment. The business unit managers listed above report directly to their respective segment managers. The segment managers listed above report directly to the President and Chief Executive Officer who is also defined as our CODM. The business unit managers execute operational direction set by their respective segment manager within plan constraints established by their segment manager. They are responsible for general management of their respective business unit, including but not limited to, commercial responsibilities, direct oversight of salesforce, coordination of functional support provided by the functions (e.g. Marketing, Human Resources, Finance, etc.) and assessment of operational and financial results.

Mr. Kevin L. Vaughn
May 11, 2015

•	Please describe to us the nature of interactions between the CODM and the business unit managers.

Response
On a quarterly basis, the Industrial and Infrastructure segment managers present an operational update to the CODM. Segment presentations to the CODM are focused on the Industrial and Infrastructure segment level, with presentation of individual business unit information by the business unit managers being used to explain the reasons and sources of variances between total segment results relative to plan, forecast and prior year. The information used by the CODM for decision-making purposes is at the consolidated and Industrial and Infrastructure segment levels only.

On an annual basis, functional leaders and segment managers present their annual plan overview for the following year to the CODM. Segment annual plan presentations to the CODM are focused on the Industrial and Infrastructure segment level, with presentation by the business unit managers of individual business unit information being used to explain the basis for the annual plan presentation at the segment level. Our annual plan process is described below in more detail.

•	Clarify for us the role of the segment managers and describe how the segment managers interact with the business unit managers and the CODM.

Response
Industrial and Infrastructure segment managers are responsible for obtaining the resources necessary to successfully run their respective segments. Segment managers contract with the functional leaders to obtain resources to support their respective segments. The segment managers have as direct reports the business unit managers, with whom they interact on at least a weekly basis. The segment managers also have indirect reports from the functions that provide their functional services to the segments. The segment managers are also responsible for executing operational direction set at the segment level by the CODM within plan constraints approved by the CODM.

See response in prior bullet regarding quarterly and annual meetings with CODM, segment managers and business unit managers.

•	Describe to us how the business unit manager’s responsibilities differ from the segment manager’s responsibilities.

Response
Whereas business unit managers are responsible and held accountable to their respective segment managers for general management of their respective business unit, the Industrial and Infrastructure segment managers are responsible and held accountable to the CODM for the performance of their respective segments.

Mr. Kevin L. Vaughn
May 11, 2015

•	Clarify the roles and responsibilities of the functional leaders within the company and if they are different from the business unit managers and segment managers.

Response
Our Company is structured as a matrix organization. As of June 30, 2014, our President and CEO (CODM) had an Executive Management Committee (EMC) that reported directly to him. The EMC was made up of the segment managers in addition to the following functional leaders:

Functional Leader	Roles and Responsibilities	Level at which responsible
Judith Bacchus, Vice President and Chief Human Resources Officer	Oversight of all human resources responsibilities worldwide	Consolidated
Robert Clemens, Vice President and Chief Technology Officer	Leads the global Research, Development and Engineering organization	Consolidated
Peter Dragich, Vice President Integrated Supply Chain and Logistics
Leads the company’s global manufacturing operations; distribution centers and reconditioning facilities; with additional responsibilities for supply chain management; supplier sourcing; advanced manufacturing engineering; and environmental, health and safety
Consolidated
Frank Simpkins, Vice President and Chief Financial Officer, Interim Vice President and Executive Vice President, Infrastructure Segment	Responsible for the company’s accounting, finance, internal audit, investor relations, M&A, risk management, financial planning & analysis, tax and treasury functions	Consolidated
Steven Hanna, Vice President and Chief Information Officer	Responsible for the company’s Information Technology function worldwide	Consolidated
John Jacko, Vice President and Chief Marketing Officer	Responsible for enterprise marketing and corporate strategy	Consolidated
Kevin Nowe, Vice President, Secretary and General Counsel	Overall legal responsibility for the company and its legal department and serves as secretary to the Board of Directors	Consolidated

The roles and responsibilities of the functional leaders are different from the business unit managers and segment managers. The functional leaders and segment managers are responsible for setting the corporate strategy with the CODM. Functional leaders are also responsible for managing their respective consolidated global plan. Since we are structured as a matrix organization, the functions are also responsible to provide their services to support the Industrial and Infrastructure segments as deemed appropriate. They are assessed and held accountable by the CODM for delivery of their functional services provided to the segments as well as enterprise-wide services.

In addition, the functional leaders also present their respective consolidated function’s operational and financial performance on a quarterly basis to the CODM.

•
Provide to us more information about your budgeting process. Within your discussion, describe who is involved with each level of review and approval during the budgeting process. Also discuss who is responsible for assessing actual performance versus budgeted performance. Clarify who is responsible for discussing any excesses or shortfalls and who is involved in these discussions and to what level of detail.

Response
The annual plan process begins with target-setting by the CODM for functional plans (total functional spend at the consolidated level) and segment plans (Sales, Margins and Earnings Before Interest & Tax (EBIT) at the segment level).The plans are then built by cost center with a bottom-up approach.

All costs roll into one of two categories: (1) functional plans or (2) salesforce costs which are directly assigned to the business unit and ultimately the segment plans. Allocations then drive functional costs for assignment to the segments (including Corporate).

Plans also include capital spend deemed necessary to deliver operational and functional service. Development of the functional consolidated global plan for each of the functions includes input from the segment managers. Business unit plans are prepared by business unit managers and presented to their respective segment managers for approval.

Mr. Kevin L. Vaughn
May 11, 2015

The next step in the process is the plan review meeting, which consists of executive-level summarized annual plan overview presentations as follows:

◦	Consolidated - presented by Vice President Finance and Corporate Controller

◦	Segments- presented by segment managers, with support from business unit managers

◦	Functional - presented by functional leaders

Segment annual plan presentations to the CODM are focused on the Industrial and Infrastructure segment level, with presentation and discussion of individual business unit information being used to explain the basis for the annual plan presentation at the segment level.

Our CODM approves plans at the consolidated, Industrial and Infrastructure segment and functional levels only. The CODM does not approve business unit-level plans. The business unit-level plans are approved by the segment managers. The final step in the process is approval of the plan at the consolidated level by the Board of Directors.

The functional leaders are responsible for assessing actual functional performance versus planned performance. They are responsible for discussing at an executive level any excesses or shortfalls with the CODM for their respective function. The segment managers are responsible for assessing actual segment performance versus planned performance for their respective segment. They are responsible for discussing at an executive level any excesses or shortfalls with the CODM for their overall respective segments. The business unit managers are responsible for assessing actual business unit performance versus planned performance for their respective business units. They are responsible for discussing in detail any excesses or shortfalls with their respective segment manager for their respective business units.

•
Please explain to us if there are situations where the Industrial or Infrastructure segment managers are responsible for any elements of the business units. Within your response discuss if each business unit is aligned solely under one segment manager or if certain business units report to both segment managers.

Response
The business unit managers are responsible to the segment managers for their respective business units. The segment managers are responsible to the CODM for their respective segments. As outlined in the table above, each business unit reports to either the Industrial Segment or the Infrastructure Segment, not both. Each business unit is aligned solely under one segment manager.

Mr. Kevin L. Vaughn
May 11, 2015

Kennametal, Inc. acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KENNAMETAL INC

By:	/s/ Martha Fusco
Name:	Martha Fusco
Title:	Interim Chief Financial Officer
Vice President Finance and Corporate Controller
Date:	May 11, 2015